

INVEST IN **IRONCIRCLES**

Want actual privacy? Generate an encrypted social network to share with your friends and family

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LEAD INVESTOR ⌄



T. Kent Rowe   CEO, Ekos Software

Having worked with Jeremy, Serhat and their team in the past, I have immense confidence in their ability to serve market needs through advanced technology. The demands for privacy, not only in B2C, but certainly B2B as well, are increasing exponentially. It's not just consumer awareness and fear of stolen/exposed/lost data driving this space, but increasingly, stringent regulatory requirements and business mandates. IronCircles solutions are uniquely positioned to capture a substantial portion of the burgeoning privacy market projected to be $30B by 2030.

Invested $20,000 this round & $30,000 previously

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ironcircles.com   Portland OR        Retail

Highlights

1. IronCircles generates encrypted private social networks so any person or business can own their own.

2. Say goodbye to data mining, data breaches, and ads, and hello to actual privacy.

3. Have overlapping social circles? Join multiple encrypted networks in a blended visual experience.

4. Blends security principles from Secure Messaging with the rich features of Social Networking.

5. Leverages AI to display a social feed that does not rely on data mining. (Q3)

6. Subscription models for additional privacy features and storage.

7. B2B and Direct to Consumer models.

8. Tech is built, deployed, and in use. It's time for marketing. Help us fuel this rocket.

Our Team



Jeremy Cader   Cofounder

I taught myself how to code when I was 12, making video games. My passion for computers kick-started my career first as a developer and then a software executive. I have lead global teams at companies ranging from startups to Fortune 50.

We started this platform because we were fatigued with social networking platforms that are plagued with ads, fake news, and tons of posts from folks we don't know or care about. We wanted something quieter, with an emphasis on privacy and real conversations with friends and family, and the assurance that we control who can access our data.



Serhat Ozcanli Cofounder

I am a seasoned technology expert with an impressive track record of engineering accomplishments. My passion is building startups from MVP to fully functioning product and beyond.



Aida Lisignoli Software Engineer

Graduating with a CS degree from college with an interest in interface design, Aida joined IronCircles as an intern and was recently promoted to Software Engineer I to enhance the user experience through intuitive design and dependable functionality.

Pitch





IronCircles generates encrypted private social networks so any person or business can own their own.

Say goodbye to data mining and leaks, and hello to actual privacy.



Social Networking companies have built their businesses on ads, data collection, mining, and selling customer data to third parties.

Unprotected troves of personal data has lead to a massive increase in invasions of privacy, data breaches, and ransomware.

Regulators are demanding change

1. American Data Privacy and Protection Act
2. California Consumer Privacy Act
3. Colorado Privacy Act
4. Connecticut SB6
5. Florida Data Privacy Act
6. Iowa SF262
7. New York Shield Act
8. Utah Consumer Privacy Act
9. Virginia Consumer Data Protection Act
10. UK Data Protection Act
11. EU Digital Markets Act
12. EU General Data Protection Regulation

These regulations impact Big Tech's ability to profit off personal data.



IronCircles monetizes privacy
Not personal data

Sure, we can all debate whether privacy should be free. The reality is, it is not.

"If you are not paying for the product, you are the product."

The Social Dilemma

We have **dialed** a model that balances the many folks that will never pay and those who believe a small monthly fee is worth protecting the privacy of their friends and family.



Generate your own encrypted social network

Protect the data of your family, friends, business, and customers.

Generate a private network in 5 seconds. Seriously. No tech ability required.

We made it super easy. Grandpa proved it.

Oh, and the privacy focused feature set is ridiculous.



Powered by AI

IronCircles is actively building an internal AI that delivers content to each private network's central feed.

The AI curates content based on user and network supplied preferences, not the mining of personal data.

The AI curated feed will be live in October.

7

An unprecedented blend of privacy and features

IronCircles   WhatsApp   Signal   Telegram   facebook   Instagram

	IronCircles	WhatsApp	Signal	Telegram	Facebook	Instagram
User base	just launched	2b	100m	550m	2.99b	1.35b
Privacy and Security						
Private networks	✔	✗	✗	✗	✗	✗
Forward secrecy	✔	✔	✔	default disabled	✗	✗
Disappearing messages	✔	✔	✔	✗	✗	✗
Decentralization	✔	✗	✗	✗	✗	✗
Anonymous	✔	phone number	phone number	phone number	email	✗
Hidden/guarded chats	✔	✗	✗	✗	✗	✗
Invitation by vote	✔	✗	✗	✗	✗	✗
Sharing off by default	✔	✗	✗	✗	✗	✗
General Features						
Social networking	✔	✗	✗	✗	✔	✔
Edit/delete all content	✔	✗	✗	✗	✔	✔
Central library	✔	✗	✗	✗	✔	✗
AI content curator*	✔	✗	✗	✗	✗	✗
Games*	✔	✗	✗	✗	✗	✗
Unlimited file sizes	✔	✗	✗	✗	✗	✗

*releasing this fall!

The privacy market is growing

Data Privacy Market Projection



$30.31 Billion

$1.99 Billion

2022 — 2030

Secure Messaging Market Projection



$14.33 Billion

$4.35 Billion

2020 — 2028

Note: Projections cannot be guaranteed.

What's the cost of privacy?

Consumer		Commercial	Consumer/Commercial
Privacy Free	Privacy+ $2.99 per month	IronCircles for Business $4.99 per user/mo	Storage Boosts $2.49 per month

Limited features	• Unlocks more privacy features • Bring your own storage option • Host your own network (Docker)	• Generate a branded social network for your business • Publish your business network so users can easily find • Branded desktop/mobile - $25k per year.	• Long Term storage can be purchased for $2.49 per 100GB * • All storage is encrypted with Forward Secrecy, unlike all other storage providers (calling out Google, Apple, and OneDrive)

Our model works

Growth

6.7% click through rate

11% conversion rate

Expense

61¢ cost per install

37¢ hosting user/year

Revenue

2.5% of users subscribe

94¢ revenue user/year

Private social is just the beginning

IronCircles Suite of Products

CONSUMER (B2C) | COMMERCIAL (B2B)

IronCircles Social

Private social networks.
B2B and B2C models.
Freemium subscription model.







IronTransfer (future) ⊕
Securely send large file transfers
between friends
Ad revenue or subscription

IronMFT (future)
Replace legacy managed file transfer
with true E2E encryption to avoid
disasters like the MoveIT breach.
Subscription based.

IronVault (future) ⊕
Encrypted Private Vaults
(removes social aspect)
Ad revenue or subscription

IronShield (future)
Encrypt database fields with
Forward Secrecy as a service.
Subscription based.

Forward Secrecy Encryption

The Founders

22 years of building tech together at companies ranging from startups to Fortune 50.



JEREMY CADER
Cofounder, CEO



SERHAT OZCANLI
Cofounder, CTO

Our ask

IronCircles social is built and live. We use it every day.

We invited our closest friends. They invited theirs.

Collectively they tell us it kicks ass.

Organic growth is great, but we are ready to go on blast and we need your help.

The ask: Raising $250k (SAFE)

The plan: Market the heck out of the exiting platform, drive



adoption, and build features that will drive top line revenue.

